UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

April 28, 2016

(Date of Report - Date of Earliest Event Reported)

First Cash Financial Services, Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-19133	75-2237318
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

690 East Lamar Blvd., Suite 400, Arlington, Texas 76011

(Address of principal executive offices, including zip code)

(817) 460-3947

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

On April 28, 2016, First Cash Financial Services, Inc., a Delaware corporation (“First Cash”), Cash America International, Inc., a Texas corporation (“Cash America”), and Frontier Merger Sub, LLC, a Texas limited liability company and a direct wholly owned subsidiary of First Cash (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the companies will combine in an all-stock, merger of equals transaction. Upon the terms and subject to the conditions set forth in the Merger Agreement, Cash America will merge with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving entity and remaining a wholly owned subsidiary of First Cash. Upon the closing of the Merger, the name of First Cash will be changed to “FirstCash, Inc.”

The respective boards of directors of First Cash and Cash America have unanimously approved the Merger Agreement, the Merger and the other transactions contemplated thereby.

Merger Consideration

Upon the closing of the Merger, each issued and outstanding share of Cash America common stock, par value $0.10 per share (the “Cash America Common Stock”), will automatically be converted into the right to receive 0.840 shares of common stock, par value $0.01 per share, of First Cash (the “First Cash Common Stock”) (the exchange ratio of one share of Cash America Common Stock for 0.840 shares of First Cash Common Stock, the “Exchange Ratio”). Upon closing of the Merger, First Cash stockholders will own approximately 58% and Cash America shareholders will own approximately 42% of the combined company.

No fractional shares of First Cash Common Stock will be issued in the Merger, and holders of shares of Cash America Common Stock will receive cash in lieu of any such fractional shares. Cash America’s equity awards will generally, upon completion of the Merger, be converted into the right to receive, at First Cash’s discretion as designated in writing by First Cash prior to the completion of the Merger, either a cash payment equal to the value of the equity award or First Cash Common Stock, and for Cash America equity awards granted prior to November 13, 2014, shares of common stock of Enova International, Inc.

Registration and Listing of First Cash Common Stock

First Cash and Cash America will prepare, and First Cash will cause to be filed with the Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 in connection with the issuance of the shares of First Cash Common Stock being issued in the Merger (the “Form S-4”), which will include as a prospectus a joint proxy statement relating to the Cash America shareholders meeting to approve the Merger Agreement and the First Cash stockholders meeting to approve the issuance of the shares of First Cash Common Stock in the Merger (the “Joint Proxy Statement”).

The shares of First Cash Common Stock to be issued in the Merger will be listed on the Nasdaq Global Select Market.

Governance Matters

The board of directors of the combined company will have a board of directors consisting initially of seven directors, (i) three of whom will be designated by First Cash, (ii) three of whom will be designated by Cash America and (iii) a former First Cash director selected by First Cash and endorsed by Cash America. In addition, each committee of the board of directors of the combined company will be comprised of a First Cash designee, a Cash America designee and a third director mutually agreeable to the First Cash designee and the Cash America designee appointed to such committee.

Upon completion of the Merger, Daniel R. Feehan, currently the Executive Chairman of the board of directors of Cash America, will serve as the Chairman of the board of directors of the combined company, and Rick L. Wessel, the current Chairman and Chief Executive Officer of First Cash, will serve as the Chief Executive Officer and Vice Chairman of the board of directors of the combined company. T. Brent Stuart, currently the President and Chief Executive Officer of Cash America, will serve as the President and Chief Operating Officer of the combined company, and R. Douglas Orr, the current Chief Financial Officer and an Executive Vice President of First Cash, will serve as the Chief Financial Officer and an Executive Vice President of the combined company.

The combined company will have its global headquarters in Fort, Worth, Texas, while the international headquarters will be located in Monterrey, Mexico.

Conditions to the Merger

Consummation of the Merger is subject to customary closing conditions, including (i) the approval of the Merger Agreement by the affirmative vote of the holders of two-thirds of all outstanding shares of Cash America Common Stock, (ii) the approval of the issuance of the shares of First Cash Common Stock by a majority of the shares of First Cash Common Stock present in person or represented by proxy at the First Cash stockholders meeting, (iii) the expiration or termination of the required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iv) the absence of any order or law prohibiting the Merger or the other transactions contemplated by the Merger Agreement, (v) the effectiveness of the Form S-4, (vi) the receipt of certain tax opinions and (vii) the absence of a material adverse effect with respect to either First Cash or Cash America.

Certain other Terms of the Agreement

The Merger Agreement contains mutual customary representations and warranties made by each of First Cash and Cash America, and also contains mutual customary pre-closing covenants, including covenants, among others, (i) to conduct its businesses in all material respects in the ordinary course and in a manner consistent with past practice and to refrain from taking certain actions without the other party’s consent, (ii) not to solicit, initiate, or knowingly encourage or facilitate any inquiry, proposal or offer of an alternative transaction, (iii) subject to certain exceptions, not to participate in any discussions or negotiations or furnish any non-public information with respect to any inquiry, proposal or offer of an alternative transaction, (iv) subject to certain exceptions, not to withdraw the support of its Board of Directors for the transactions contemplated by the Merger Agreement, and (v) to use their respective reasonable best efforts to obtain governmental, regulatory and third party approvals. In addition, the Agreement contains covenants that require each of First Cash and Cash America to call and hold a special shareholder meeting and, subject to certain exceptions, require each of the Board of Directors of First Cash and Cash America to recommend to its shareholders to approve the issuance of the shares of First Cash Common Stock in the Merger, in the case of First Cash, and the Merger Agreement, in the case of Cash America.

The Merger Agreement contains certain termination rights for both First Cash and Cash America. Upon termination of the Merger Agreement, under certain specified circumstances, a termination fee of $30 million may be payable by either First Cash or Cash America to the other party.

The Merger is intended to qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended, so that none of Cash America, First Cash, Merger Sub or any of the Cash America shareholders generally will recognize any gain or loss on the issuance or receipt of First Cash Common Stock in the Merger, except that Cash America shareholders generally may recognize gain or loss with respect to cash received in lieu of fractional shares of First Cash Common Stock.

The foregoing description of the Merger Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement has been included to provide security holders with information regarding its terms. It is not intended to provide any other factual information about First Cash, Cash America or their respective subsidiaries and affiliates. The Merger Agreement contains representations, warranties and covenants by each of the parties to the Merger Agreement. These representations, warranties and covenants were made solely for the benefit of the other parties to the Merger Agreement and (i) are not intended to be treated as categorical statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate, (ii) may have been qualified in the Merger Agreement by confidential disclosure letters that were delivered to the other party in connection with the signing of the Merger Agreement, which disclosure letters contain information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the Merger Agreement, (iii) may be subject to standards of materiality applicable to the parties that differ from what might be viewed as material to stockholders and (iv) were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement. Accordingly, you should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of First Cash or Cash America.

Forward Looking Statements

This report, and the documents incorporated herein by reference, contain “forward-looking statements” (as defined in the Securities Litigation Reform Act of 1995) regarding, among other things, future events or the future financial performance of First Cash and Cash America. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “will,” “estimates,” “may,” “could,” “should” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. The closing of the proposed transaction is subject to the approval of the stockholders of First Cash and Cash America, regulatory approvals and other customary closing conditions. There is no assurance that such conditions will be met or that the proposed transaction will be consummated within the expected time frame, or at all. Forward-looking statements relating to the proposed transaction include, but are not limited to: statements about the benefits of the proposed transaction, including anticipated synergies and cost savings and future financial and operating results; future capital returns to stockholders of the combined company; First Cash’s and Cash America’s plans, objectives, expectations, projections and intentions; the expected timing of completion of the proposed transaction; and other statements relating to the transaction that are not historical facts. Forward-looking statements are based on information currently available to First Cash and Cash America and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed transaction, these risks, uncertainties and factors include, but are not limited to: the risk that First Cash or Cash America may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; the risk that required stockholder approvals may not be obtained; the risks that condition(s) to closing of the transaction may not be satisfied; the length of time necessary to consummate the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the risk that costs associated with the integration of the businesses are higher than anticipated; and litigation risks related to the transaction. With respect to the businesses of First Cash and/or Cash America, including if the proposed transaction is consummated, these risks, uncertainties and factors include, but are not limited to: the effect of future regulatory or legislative actions on the companies or the industries in which they operate and the effect of compliance with enforcement actions, orders or agreements issued by applicable regulators; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect and/or risks related to the ability to obtain financing; economic and foreign exchange rate volatility, particularly in Latin American markets; adverse gold market or exchange rate fluctuations; increased competition from banks, credit unions, internet-based lenders, other short-term consumer lenders and other entities offering similar financial services as well as retail businesses that offer products and services offered by First Cash and Cash America; decrease in demand for First Cash’s or Cash America’s products and services; public perception of First Cash’s and Cash America’s business and business practices; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the proposed transaction on relationships with customers, suppliers, competitors, management and other employees; risks related to any current or future litigation proceedings; the ability to attract new customers and retain existing customers in the manner anticipated; the ability to hire and retain key personnel; reliance on and integration of information technology systems; ability to protect intellectual property rights; impact of security breaches, cyber-attacks or fraudulent activity on First Cash’s or Cash America’s reputation; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the potential of international unrest, economic downturn or effects of currencies, tax assessments or tax positions taken, risks related to goodwill and other intangible asset impairment, tax adjustments, anticipated tax rates, benefit or retirement plan costs, or other regulatory compliance costs.

Additional information concerning other risk factors is also contained in First Cash’s and Cash America’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond First Cash’s or Cash America’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the information currently available to the parties on the date they are made, and neither First Cash nor Cash America undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this report. Neither First Cash nor Cash America gives any assurance (1) that either First Cash or Cash America will achieve its expectations, or (2) concerning any result or the timing thereof. All subsequent written and oral forward-looking statements concerning First Cash, Cash America, the proposed transaction, the combined company or other matters and attributable to First Cash or Cash America or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information And Where To Find It

This report is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction between First Cash and Cash America or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed transaction between First Cash and Cash America will be submitted to the respective stockholders of First Cash and Cash America for their consideration. First Cash will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of First Cash and Cash America that also constitutes a prospectus of First Cash. First Cash and Cash America will deliver the joint proxy statement/prospectus to their respective stockholders as required by applicable law. First Cash and Cash America also plan to file other documents with the SEC regarding the proposed transaction. This report is not a substitute for any prospectus, proxy statement or any other document which First Cash or Cash America may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF FIRST CASH AND CASH AMERICA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST CASH, CASH AMERICA, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about First Cash and Cash America, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. First Cash and Cash America make available free of charge at www.firstcash.com and www.cashamerica.com, respectively (in the “Investor” or “Investor Relations” section, as applicable), copies of materials they file with, or furnish to, the SEC.

Participants In The Merger Solicitation

First Cash, Cash America, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of First Cash and Cash America in connection with the proposed transaction. Information about the directors and executive officers of First Cash is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 28, 2016. Information about the directors of Cash America is set forth in its proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on April 7, 2016, and information about the executive officers of Cash America is set forth in Cash America’s Annual Report on Form 10-K, which was filed with the SEC on February 26, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Item 9.01 Financial Statements and Exhibits

(d)	Exhibits

Exhibit Number	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of April 28, 2016, by and among First Cash Financial Services, Inc., Frontier Merger Sub, LLC and Cash America International, Inc.*

*

The schedules to the Agreement and Plan of Merger have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Registrant will furnish copies of such schedules to the U.S. Securities and Exchange Commission upon request by the Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 29, 2016	FIRST CASH FINANCIAL SERVICES, INC. (Registrant)

/s/ R. DOUGLAS ORR
R. Douglas Orr Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of April 28, 2016, by and among First Cash Financial Services, Inc., Frontier Merger Sub, LLC and Cash America International, Inc.*

*

The schedules to the Agreement and Plan of Merger have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Registrant will furnish copies of such schedules to the U.S. Securities and Exchange Commission upon request by the Commission.

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